Shanda Reports Third Quarter 2007 Results

Third Quarter 2007 Net Revenues Increased 16.3% QoQ and 50.3% YoY to US$87.4 million,
EPS per ADS US$0.44, Results Top Guidance

Shanghai, China—November 28, 2007—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2007.

Third Quarter 2007 Highlights:

•	Consolidated net revenues achieved a record high of RMB656.3 million (US$87.4 million), an increase of 16.3% QoQ and 50.3% YoY, exceeding the upper end of the Company’s guidance of QoQ growth between 8% and 11%.

•	Online game revenues, including MMORPGs and casual games, was RMB633.7 million (US$84.4million), an increase of 16.6% QoQ and 54.9% YoY.

•	Gross profit was RMB457.9 million (US$61.0 million), an increase of 20.6% QoQ and 86.6% YoY.

•	Operating income was RMB257.9 million (US$34.3 million), an increase of 5.6% QoQ and 128.9% YoY. Operating margin was 39.3% in the third quarter of 2007, compared to the Company’s guidance of no less than 35%.

•	Net income was RMB238.9 million (US$31.8 million), compared to adjusted net income of RMB238.4 million in the second quarter of 2007 (excluding the net gain of RMB177.5 million from the disposal of SINA shares), and net income of RMB143.5 million in the third quarter of 2006.

•	Earnings per diluted ADS were RMB3.26 (US$0.44), compared to adjusted earnings per diluted ADS of RMB3.28 in the second quarter of 2007 (excluding the net gain of RMB2.42 per diluted ADS from the disposal of SINA shares) and earnings per diluted ADS of RMB1.98 in the third quarter of 2006.

•	Active paying accounts (APA) for MMORPGs increased 13.2% QoQ to 3.08 million.

•	Average monthly revenue per active paying account (ARPU) for MMORPGs increased 3.0% QoQ to RMB59.7.

“Our game revenues reached a record high in the third quarter due to the strong organic growth of our main titles,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “Leveraging our CSP model and operating platform, we introduced new expansion packs and held special promotions during the summer holidays, which translated to growth in both our ARPU and APA. We have also built a strong game pipeline for 2008 to include a series of exciting new MMORPGs, casual games and expansion packs. We believe the growth of our content will allow us to continue to expand our business going forward.”

Financial Results

Net Revenues. Shanda reported net revenues of RMB656.3 million (US$87.4 million) for the third quarter of 2007, representing a 16.3% increase compared to RMB564.4 million in the second quarter of 2007 and a 50.3% increase compared to RMB436.8 million in the third quarter of 2006.

Online game revenues in the third quarter of 2007 increased 16.6% quarter-over-quarter and 54.9% year-over-year to RMB633.7 million (US$84.4 million).

Revenues from MMORPGs in the third quarter of 2007 increased 16.6% quarter-over-quarter and 66.0% year-over-year to RMB551.5 million (US$73.4 million), accounting for 84.0% of net revenues. The sequential growth in MMORPG revenues was primarily due to continued increase in revenues generated by the Company’s major titles, including Mir II, Woool and Latale, and an initial contribution from Feng Yun Online, which was acquired in conjunction with the Company’s acquisition of Aurora Technology Development Co. Ltd. (“Aurora”), in July 2007.

The number of APA of MMORPGs increased 13.2% to 3.08 million in the third quarter of 2007 from 2.72 million in the second quarter of 2007. ARPU for MMORPGs increased 3.0% to RMB59.7 in the third quarter of 2007 from RMB57.9 in the second quarter of 2007. The quarter-over-quarter increase in APA is mainly due to the continued growth of users of existing titles and the initial contribution from Feng Yun Online. The quarter-over-quarter increase in ARPU was primarily due to an increased consumption of in-game premium features in connection with the launching of new expansion packs for the Company’s major titles and in-game promotions.

Revenues from casual games in the third quarter of 2007 increased 16.2% quarter-over-quarter and 6.9% year-over-year to RMB82.2 million (US$10.9 million). The sequential increase in revenues from casual games was due to the release of new expansion packs for Maple Story, GetAmped, Crazy Kart and Tales Runner, as well as the seasonal revenue improvement related to students’ summer holidays.

Gross Profit. Gross profit for the third quarter of 2007 was RMB457.9 million (US$61.0 million), an increase of 20.6% from RMB379.5 million in the second quarter of 2007 and 86.6% from RMB245.5 million in the third quarter of 2006. Gross margin was 69.8% in the third quarter of 2007, compared to 67.2% in the second quarter of 2007 and 56.2% in the third quarter of 2006. The sequential improvement in gross margin was primarily due to the consolidation of Korean software developer Actoz Soft Co., Ltd. (“Actoz”) into Shanda’s financial statements from the third quarter of 2007, which reduced the Company’s licensing fees relating to Mir II.

Income from Operations. Operating income for the third quarter of 2007 was RMB257.9 million (US$34.3 million), an increase of 5.6% from RMB244.3 million in the second quarter of 2007 and 128.9% from RMB112.7 million in the third quarter of 2006. Operating margin was 39.3% in the third quarter of 2007, compared to 43.3% in the second quarter of 2007 and 25.8% in the third quarter of 2006. The quarter-over-quarter change in operating margin was primarily due to the increased operating expenses from the consolidation of Actoz, an increase in marketing expenses during the summer holidays, and the full-quarter increase in payroll costs as a result of employee salary raises commencing from June 2007.

Excluding the consolidation of Actoz and Aurora, gross margin and operating margin for the third quarter of 2007 would have been 65.9% and 40.4%, respectively.

Non-Operating Income. Net non-operating income for the third quarter of 2007 was RMB29.0 million (US$3.9 million), compared to RMB209.7 million in the second quarter of 2007 and RMB46.7 million in the third quarter of 2006. The major difference is investment income of RMB177.5 million recorded from the disposal of SINA shares in the second quarter of 2007. Non-operating income contributed from government financial incentives amounted to RMB14.9 million (US$2.0 million) in the third quarter of 2007, compared to RMB14.0 million in the second quarter of 2007 and RMB29.1 million in the third quarter of 2006.

Net Income. Net income for the third quarter of 2007 was RMB238.9 million (US$31.8 million), compared to adjusted net income of RMB238.4 million in the second quarter of 2007 (excluding the net gain of RMB177.5 million from the disposal of SINA shares), and net income of RMB143.5 million in the third quarter of 2006. Earnings per diluted ADS for the third quarter of 2007 were RMB3.26 (US$0.44), compared to adjusted earnings per diluted ADS of RMB3.28 in the second quarter of 2007 (excluding the net gain of RMB2.42 per diluted ADS from the disposal of SINA shares) and earnings per diluted ADS of RMB1.98 in the third quarter of 2006. Earnings per diluted ADS including the gain on the disposal of SINA shares were RMB5.70 per diluted ADS in the second quarter of 2007.

The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB7.5108 to US$1.00 as published by the People’s Bank of China on September 28, 2007. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude the net gain from disposal of the Company’s stake in SINA. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and access the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Important Events & Announcements:

•	Shanda obtained an exclusive license to operate an online free-running game FreeJack in mainland China, Hong Kong and Macao. (2007/09/04)

•	Shanda announced the appointment of Donald Chan as Senior Vice President of Shanda’s new in-game advertising (“IGA”) business. (2007/10/23)

•	Shanda announced three new online games currently under development for 2008 pipeline: Gui Chui Deng Online, Creation of the Gods and World Hegemony. (2007/10/26)

•	Shanda and NCsoft announced a strategic alliance pursuant to which Shanda will become a strategic investor of NCsoft’s Chinese subsidiary, NCsoft China. Shanda also obtained an exclusive license to operate AION: The Tower of Eternity, NCsoft’s highly-anticipated 3D MMORPG, in mainland China. (2007/11/06)

•	Shanda’s US$275 million Principal Amount of Zero Coupon Senior Convertible Notes due 2014 have been fully redeemed. (2007/11/15)

•	Shanda announced the appointment of Grace Wu as the Company’s Chief Financial Officer. (2007/11/28)

• Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the Company’s pipeline of games and expectations of future growth, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to that the newly added titles in our pipeline may not be well received by the users and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.

Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEET
(in thousands)
	As of December 31,	As of September 30,
	2006	2007
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,291,901	3,679,836	489,939
Short-term investment	407,399	437,836	58,294
Marketable securities	1,844,966	469,025	62,447
Accounts receivable	31,685	37,248	4,959
Inventories	8,972	2,873	383
Deferred licensing fees and related costs	27,433	52,804	7,030
Prepayments and other current assets	51,708	110,572	14,723
Deferred tax assets	17,421	66,909	8,908

Total current assets	3,681,485	4,857,103	646,683

Investments in affiliated companies	334,693	3,704	493
Property, equipment and software	349,153	332,223	44,233
Intangible assets	186,062	373,878	49,779
Goodwill	493,564	608,647	81,036
Long-term deposits	—	59,849	7,968
Long-term prepayments	100,160	124,148	16,529
Other long-term assets	—	187,641	24,983
Non-current deferred tax assets		72,578	9,663

Total assets	5,145,117	6,619,771	881,367
LIABILITIES
Current liabilities:
Accounts payable	91,184	44,234	5,890
Licensing fees payable	14,135	84,842	11,296
Taxes payable	80,253	164,914	21,957
Deferred revenue	201,650	417,452	55,580
Licensing fees payable to a related party	46,090	—	—
Due to related parties	3,044	3,044	405
Acquisition related obligation	3,047	2,955	393
Convertible debt due within one year	2,147,393	2,065,470	275,000
Other payables and accruals	138,017	207,497	27,627
Deferred tax liabilities		6,302	839

Total current liabilities	2,724,813	2,996,710	398,987

Other long term liabilities	—	7,528	1,002
Non-current deferred tax liabilities		37,197	4,952

Total liabilities	2,724,813	3,041,435	404,941

Minority interests	2,910	225,109	29,972
Shareholders’ equity
Ordinary shares	11,849	11,931	1,589
Additional paid-in capital	1,468,825	1,593,283	212,132
Statutory reserves	142,019	146,869	19,554
Deferred share-based compensation	—
Accumulated other comprehensive gain	205,082	21,372	2,845
Retained earnings	589,619	1,579,772	210,334
Total shareholders’ equity	2,417,394	3,353,227	446,454

Total liabilities and shareholders’ equity	5,145,117	6,619,771	881,367

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)
	For the three month periods ended,
	September 30,	June 30,	September 30,
	2006	2007	2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
MMORPG	332,292	472,869	551,483	73,425
Casual game	76,845	70,701	82,177	10,941
Others	27,632	20,879	22,656	3,017

Total net revenues	436,769	564,449	656,316	87,383

Cost of services
Ongoing licensing fees for online games	-82,242	-104,012	-86,154	-11,471
Amortization of upfront licensing fees	-13,310	-15,063	-31,649	-4,214
Server leasing and maintenance fees	-24,273	-19,931	-23,136	-3,080
Salary and benefits	-13,441	-14,028	-19,106	-2,544
Depreciation of property, equipment
andsoftware	-13,310	-13,092	-13,845	-1,843
Others	-44,741	-18,779	-24,510	-3,263

Total cost of services	-191,317	-184,905	-198,400	-26,415

Gross profit	245,452	379,544	457,916	60,968
Operating expenses
Product development	-35,965	-30,678	-49,923	-6,647
Sales and marketing	-31,860	-38,011	-60,749	-8,088
General and administrative	-64,953	-66,577	-89,339	-11,895

Total operating expenses	-132,778	-135,266	-200,011	-26,630

Income from operations	112,674	244,278	257,905	34,338
Interest income	5,863	13,046	19,403	2,583
Amortization of convertible debt issuance
cost	-4,402	-4,511	-4,138	-551
Investment income	141	189,765	14,864	1,979
Other income, net	47,832	11,152	5,695	759

Income before income tax expenses, equity in
loss of affiliates and minority interests	162,108	453,730	293,729	39,108
Income tax expenses	-15,877	-38,141	-48,028	-6,394
Equity in (loss) gain of affiliates	-2,909	189	-510	-69
Minority interests	203	86	-6,315	-841

Net income	143,525	415,864	238,876	31,804

Earnings per share:
Basic	1.00	2.92	1.67	0.22
Diluted	0.99	2.85	1.63	0.22
Earnings per ADS:
Basic	2.00	5.84	3.34	0.44
Diluted	1.98	5.70	3.26	0.44
Weighted average ordinary shares outstanding:
Basic	142,903,595	142,397,374	143,358,691	143,358,691
Diluted	144,732,342	145,689,850	146,389,982	146,389,982
Weighted average ADS outstanding:
Basic	71,451,798	71,198,687	71,679,346	71,679,346
Diluted	72,366,171	72,844,925	73,194,991	73,194,991
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	143,525	238,356	238,876	31,804
Net gain from disposal of Sina’s Stake	—	177,508	—	—
Net income	143,525	415,864	238,876	31,804

Non-GAAP diluted earnings per ADS	1.98	3.28	3,26	0.44
Net gain from disposal of Sina’s Stake per ADS	—	2.42	—	—
Diluted earnings per ADS	1.98	5.70	3.26	0.44

SNDA/G

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